SUPPLEMENTARY PROXY INFORMATION

     The Annual Meeting of Shareholders of The Zweig Fund,
Inc. was held on May 9, 2008. The meeting was held for the purpose of electing two (2) nominees to the Board of Directors.

The results of the above matters were as follows:

Directors        Votes For   Votes Against    Votes Withheld  Abstentions

Wendy Luscombe   72,923,029     N/A            3,334,171        N/A
R. Keith Walton  72,934,980     N/A            3,322,221        N/A

Based on the foregoing Wendy Luscombe and R. Keith Walton, were elected as Directors. The Fund's other Directors who continue in office are George R. Aylward, Charles H.
Brunie, Alden C. Olson and James B. Rogers, Jr.